May 20, 2005



Mail Stop 4561

VIA U.S. MAIL AND FAX 1-734-994-5202

Mr. Patrick L. Beach
President
Captec Franchise Capital Partners L.P. IV
24 Frank Lloyd Wright Drive, Lobby L, 4th Floor
P.O. Box 544
Ann Arbor, Michigan 48106-0544

RE:	Captec Franchise Capital Partners L.P. IV
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
File no. 0-24105

Dear Mr. Beach:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2
1. Please amend your Form 10-K to include your Report of Independent
Registered Public Accounting Firm relating to the 2002 financial statements indicating the name of the accountants as well as the signature.

Note 1 - The Partnership and Its Significant Accounting Policies

Basis of Presentation, page F-7

2. We note that the limited partners approved a plan to liquidate the
Partnership and dispose of all the assets of the Partnership.
Explain why the Partnership`s financial statements are not presented on the liquidation basis of accounting.

*    *    *    *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3414 if you have questions.

						Sincerely,



      Jorge Bonilla
      Senior Staff Accountant


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Captec Franchise Capital Partners L.P. IV
May 20, 2005
Page 1